Exhibit 99.1

ANGLO-CANADIAN URANIUM CORP.

Consolidated Financial Statements
July 31, 2007 and 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Anglo-Canadian Uranium Corp. have been prepared by and are the responsibility of the Company’s management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Leonard Harris”
Leonard Harris
President

Vancouver, British Columbia
November 23, 2007

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF ANGLO-CANADIAN URANIUM CORP.

We have audited the consolidated balance sheets of Anglo-Canadian Uranium Corp. as at July 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, British Columbia
November 23, 2007

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

ANGLO-CANADIAN URANIUM CORP.
Consolidated Balance Sheets
July 31

	2007	2006
Assets
Current
Cash	$4,070,063	$919,635
Accounts receivable	104,915	20,502
Prepaid expenses	11,901	12,149
	4,186,879	952,286
Mineral Interests (notes 4 and 5)	4,207,181	1,142,631
Equipment (note 6)	13,442	6,949
	$8,407,502	$2,101,866
Liabilities
Current
Accounts payable and accrued liabilities	$285,465	$27,366
Due to related party (note 7)	10,514	108,514
	295,979	135,880
Shareholders’ Equity
Capital Stock (note 8)	15,771,879	9,272,283
Contributed Surplus (note 8(g))	987,142	297,506
Share Subscriptions	(12,515)	12,625
Deficit	(8,634,983)	(7,616,428)
	8,111,523	1,965,986
	$8,407,502	$2,101,866

Commitment (note 11)
Subsequent Event (note 12)

Approved on behalf of the Board:

“Leonard Harris”	“David Hudson”
______________________Director	______________________Director
Leonard Harris	David Hudson

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Consolidated Statements of Operations and Deficit
Years Ended July 31

	2007	2006

Expenses
Amortization	$3,031	$1,834
Consulting fees (note 9)	113,814	57,309
Filing fees	102,820	64,475
Interest and bank charges, net	1,321	1,209
Management fee	123,000	91,500
Marketing and communications	57,954	22,924
Office and general	58,238	25,818
Printing	5,168	7,407
Professional fees	200,843	99,688
Promotion and travel	82,239	25,590
Rent, net of recovery	28,191	39,692
Stock-based compensation	780,672	230,392
Telephone	10,256	8,954

	1,567,547	676,792
Write-off of Mineral Interests	3,172	44,436
Property Expenditure	5,030	3,327
Foreign Exchange Loss	31,363	4,654
Interest Income	(83,557)	(10,185)

Loss Before Income Tax	1,523,555	719,024
Future Income Tax Recovery	(505,000)	(290,000)

Net Loss for Year	1,018,555	429,024
Deficit, Beginning of Year	7,616,428	7,187,404

Deficit, End of Year	$8,634,983	$7,616,428

Loss Per Share	$0.03	$0.02

Weighted Average Number of Common Shares Outstanding	34,466,629	18,761,426

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Consolidated Statements of Cash Flows
Years Ended July 31

	2007	2006

Operating Activities
Net loss for year	$(1,018,555)	$(429,024)
Items not involving cash
Amortization	3,031	1,834
Write-down of mineral interests	3,172	44,436
Stock-based compensation	780,672	230,392
Future income tax recovery	(505,000)	(290,000)

	(736,680)	(442,362)

Changes in non-cash working capital
Accounts receivable	(84,413)	(8,829)
Prepaid expenses	248	(7,664)
Accounts payable and accrued liabilities	258,099	(43,993)

	173,934	(60,486)

Cash Used in Operating Activities	(562,746)	(502,848)

Investing Activities
Purchase of furniture and equipment	(9,524)	(1,300)
Investment in and expenditures on mineral interests	(1,992,002)	(428,970)

Cash Used in Investing Activities	(2,001,526)	(430,270)

Financing Activities
Issuance of shares	5,837,840	1,842,660
Share subscriptions	(25,140)	12,625
Repayments to related party	(98,000)	(39,219)

Cash Provided by Financing Activities	5,714,700	1,816,066

Inflow of Cash	3,150,428	882,948
Cash, Beginning of Year	919,635	36,687

Cash, End of Year	$4,070,063	$919,635

See notes to consolidated financial statements.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

1.	NATURE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity is the exploration and development of natural resource properties in North America.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Anglo-Canadian Uranium Corp. and its wholly-owned subsidiary, Anglo-Canadian Gold Corp. The subsidiary has been inactive during the last couple of years, including the fiscal year ended July 31, 2007. All intercompany balances and transactions have been eliminated.

The Company’s 50% interest in Las Coloradas venture, a Mexican company, is recorded at $1. The joint venture has no significant assets or liabilities to consolidate.

(b)	Mineral interests

The Company is in the exploration stage with respect to its investment in mineral interests and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral interests, net of all incidental revenues received. At such time as production commences, these costs will be charged to operations on the unit- of-production method based on estimated recoverable reserves. When there is impairment in value or little prospect of further work on a property being carried out by the Company, the costs of that property are charged to operations.

(c)	Equipment

Equipment is recorded at cost and amortized using the declining-balance method at the following annual rates:

Office furniture and equipment	-	20%
Computer equipment	-	30%
Vehicle	-	30%

Additions during the year are amortized at one-half the annual rates.

(d)	Stock-based compensation

The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to operations over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Flow-through common shares

The Company finances a portion of its exploration program with flow-through common share issuances. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financing are credited to capital stock. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. On the date that the Company renounces flow-through expenditures to the investors and where the Company has sufficient available tax losses or pools of tax deductions, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, is recorded as a recovery of income taxes in the statement of operations.

(f)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses (excluding amortization, which is translated at the same rates as the related assets), at the average rate of exchange for the year.

Gains and losses arising from the translation of foreign currency are included in the determination of net loss for the year.

(g)	Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Common share equivalents consisting of warrants and options are not considered in the computation because their effect would be anti-dilutive.

(h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include rate of amortization, stock-based compensation and future income tax valuation allowance. Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(i)	Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets. Such asset retirement costs are recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to remeasurement at each reporting period. The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the exploration stage on its mineral interests and, accordingly, no environmental disturbances have occurred.

	(j)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

3.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, and due to related party approximate their fair values because of the short-term maturity of these financial instruments.

	(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

	(c)	Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars. The Company does not use derivatives or other methods to manage the foreign currency risk. There was US $30,000 cash on hand at July 31, 2007.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

3.	FINANCIAL INSTRUMENTS (Continued)

	(d)	Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash, which is placed with major financial institutions.

4.	REALIZATION OF ASSETS

The Company's investments in and expenditures on mineral interests comprise a significant portion of the Company's assets. Realization of the Company's investments in and expenditures on these mineral interests is dependent on the attainment of successful commercial production or from the proceeds of their disposal.

The acquisition of title to mineral interests is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS

	Otish	Lac				Lucky					Skoonka
	Mtn,	Beinville,	Charles,	Stirrup,	Kert,	Boy,	Locuist,	Zeus,	Durango,	Big Mac,	Creek,	Tomcat,	Holley,
	Quebec	Quebec	Quebec	BC	Quebec	BC	USA	BC	Mexico	Quebec	BC	USA	USA

Balance July 31, 2005	$1	$1	$5,000	$63,064	$37,530	$24,000	$-	$-	$1	$-	$-	$-	$-
Acquisition costs	-	-	-	52,000	-	-	220,565	113,300	-	92,500	136,000	-	-
Assessment, renewal	-	-	-	-	-	6,000	-	-	-	-	-	-	-
Drilling	-	-	-	102,900	-	72,428	-	-	-	-	-	-	-
Field expenses	-	-	-	8,055	-	667	-	4,640	-	-	22,142	-	-
Geological consulting	-	-	-	5,425	6,905	44,146	-	-	-	-	9,616	-	-
Laboratory	-	-	-	-	-	7,208	-	-	-	-	2,473	-	-
Write-down of property costs	-	(1)	-	-	(44,435)	-	-	-	-	-	-	-	-
Balance, July 31, 2006	1	-	5,000	231,444	-	154,449	220,565	117,940	1	92,500	170,231	-	-

Acquisition costs	-	-	-	-	-	-	-	-	-	-	44,500	67,652	229,600
Assessment, renewal	-	-	-	-	-	-	2,513	-	-	-	-	10,200	119,983
Geological data	-	-	-	-	-	-	-	5,954	-	158,117	101,461	-	-
Bond	-	-	-	2,500	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	57,530	-	-	-	-	-	-	-	-	-
Field expenses	-	-	-	3,825	-	-	-	-	-	54,176	1,936	-	-
Geological consulting	-	-	-	-	3,172	-	-	-	-	9,325	7,081	-	-
Laboratory	-	-	-	-	-	-	-	-	-	-	798	-	-
Write-down of property costs	-	-	-	-	(3,172)	-	-	-	-	-	-	-	-
Total additions during year	-	-	-	63,855	-	-	2,513	5,954	-	221,618	155,776	77,852	349,583

Balance, July 31, 2007	$1	$-	$5,000	$295,299	$-	$154,449	$223,078	$123,894	$1	$314,118	$326,007	$77,852	$349,583

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

		Spider				Wild	Eula/Belle			Gunfighter/
	Gunslinger,	Rock,	O8,	Princeton,	Beaver,	Steer,	King,	Dragon,	Joseph,	Lonestar,
	USA	USA	USA	BC	USA	USA	USA	USA	USA	USA	Total

Balance July 31, 2005	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$129,597
Acquisition costs	-	150,500	-	-	-	-	-	-	-	-	764,865
Assessment, renewal	-	-	-	-	-	-	-	-	-	-	6,000
Drilling	-	-	-	-	-	-	-	-	-	-	175,328
Field expenses	-	-	-	-	-	-	-	-	-	-	35,504
Geological consulting	-	-	-	-	-	-	-	-	-	-	66,092
Laboratory	-	-	-	-	-	-	-	-	-	-	9,681
Write-down of property costs	-	-	-	-	-	-	-	-	-	-	(44,436)
Balance, July 31, 2006	-	150,500	-	-	-	-	-	-	-	-	1,142,631

Acquisition costs	52,200	45,200	181,120	136,500	-	103,400	174,800	25,365	284,802	59,435	1,404,574
Assessment, renewal	10,200	24,293	-	-	-	14,093	20,400	-	24,294	-	225,976
Geological data	28,175	-	-	-	-	-	48,885	5,865	-	-	348,457
Bond	-	-	-	-	-	-	-	-	-	-	2,500
Drilling	-	-	-	391,024	-	-	-	-	-	-	448,554
Field expenses	-	-	-	327,310	-	-	16,800	-	-	-	404,047
Geological consulting	-	-	-	183,935	335	-	-	-	-	-	203,848
Laboratory	-	-	-	28,968	-	-	-	-	-	-	29,766
Write-down of property costs	-	-	-	-	-	-	-	-	-	-	(3,172)
Total additions during year	90,575	69,493	181,120	1,067,737	335	117,493	260,885	31,230	309,096	59,435	3,064,550

Balance, July 31, 2007	$90,575	$219,993	$181,120	$1,067,737	$335	$117,493	$260,885	$31,230	$309,096	$59,435	$4,207,181

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(a)	Otish Mountains, Quebec

These claims were purchased throughout the 2002 year-end as follows:

(i)

Purchase of a 50% interest in 60 mineral claims situated in the Otish Mountains Region of Quebec for a total fee of $3,000 (paid). These claims are subject to a 2% net smelter return ("NSR") payable to the owner of the other 50% interest in the claims.

(ii)	Purchase of a 100% interest in 53 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $5,300 due upon signing (paid);

	(b)	Payment of 25% of any cash received by the Company from a third party pursuant to any option agreement with the third party;

	(c)	Payment of one-third plus 10,000 of any shares received by the Company from the third party pursuant to any option agreement; and

	(d)	The agreement is subject to a 2% NSR, which can be purchased by the Company for a total of $1,000,000.

(iii)	Purchase of a 100% interest in 26 mineral claims in the Otish Mountains Region upon completion of the following conditions:

	(a)	Payment of $2,500 upon signing of the agreement (paid);

	(b)	$2,500 due 60 days after signing the agreement (paid);

	(c)	Issue 200,000 shares of the Company (issued); and

	(d)	The agreement is subject to a 2% NSR payable to the vendor.

(b)	Lac Beinville, Quebec

On December 3, 2003, the Company entered into an option agreement to acquire a 100% interest in 49 mineral claims situated in Lac Beinville, Quebec for the following:

(i)	100,000 shares of the Company at a deemed price of $0.20 (issued); and

(ii)	1% NSR royalty.

During the 2006 fiscal year, the Company abandoned the property with the carrying amount being written off.

(c)	Charles, Quebec

The Charles Property consists of 40 claims covering approximately 2,000 hectares in Quebec. The Company acquired its 100% interest in the property through staking.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(d)	Stirrup, British Columbia

On March 19, 2004, the Company entered into an option agreement to acquire an 85% interest in 13 contiguous mineral claims situated in the Clinton area in south-central British Columbia. The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 (paid);

(ii)	Cash payment of $10,000 on March 22, 2005 (paid);

(iii)	Cash payment of $10,000 on March 22, 2006 (paid);

(iv)	Issuance of 300,000 shares of the Company as follows:

(a) 100,000 shares issued at a deemed price of $0.20 (issued);

(b) 100,000 shares on March 22, 2005 at a price of $0.20 (issued); and

(c) 100,000 shares on March 22, 2006 at a price of $0.42 (issued);

(v)	Issuance of 300,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vi)

The Company completing a diamond drilling program on the claims in the amount of $100,000 on or before March 22, 2005. Due to the unavailability of a drill rig, the diamond drilling program completion date was extended to December 15, 2005 (completed); and

(vii)

The Company will also pay a 2% NSR royalty, with the option of purchasing 1% back for $500,000. The Company has the option within one year of commercial production to purchase the remaining 15% interest for $3,000,000 for each 5% interest.

(e)	Durango, Mexico

The Company had a 28.675% interest in the Las Coloradas Joint Venture, which owns certain mineral exploration concessions located in Durango, Mexico, as well as other mineral exploration concessions located in the surrounding area. No expenditures have been made on Las Coloradas Joint Venture since November 1997, hence the carrying value of the property was written down to $1 in 1999. During the year ended July 31, 2003, the Company issued 62,500 shares at a deemed price of $0.15 to increase its stake from 28.675% to 50%.

(f)	Kert, Quebec

On December 29, 2004, the Company entered into an option agreement to acquire a 100% interest in 17 mineral claims situated in Quebec. The interest will be earned on completion of the following:

(i)	Cash payment of $15,000 upon execution of the agreement (paid);

(ii)	Cash payment of $15,000 on the first anniversary date (December 29, 2005);

(iii)	Cash payment of $15,000 on the second anniversary date (December 29, 2006);

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(f)	Kert, Quebec (Continued)

(iv)	Cash payment of $15,000 on the third anniversary date (December 29, 2007);

(v)	Issuance of 600,000 shares of the Company as follows:

(a) 150,000 shares issued at a deemed price of $0.15 (issued); and

(b) 150,000 shares on each of the first, second and third anniversary dates of this agreement;

(vi)	Issuance of 600,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(vii)	The Company completing an exploration program on the claims in the amount of $70,000 on or before December 29, 2005, $150,000 in year two and a further $200,000 in year three; and

(viii)	The Company will also pay a 2% NSR royalty of which 1% can be purchased back for $1,000,000.

During the 2006 fiscal year, the Company abandoned the property with the investment being written off.

(g)	Lucky Boy, British Columbia

On March 17, 2005, the Company entered into an option agreement to acquire an undivided 95% interest in the Lucky Boy mineral claims and Crown grants located in the Greenwood Mining District of south-central British Columbia.

The interest will be earned on completion of the following:

(i)	Cash payment of $10,000 upon execution of the agreement (paid);

(ii)	Issuance of 100,000 shares of the Company at a deemed price of $0.14 (issued);

(iii)	Issuance of 200,000 shares upon the Company receiving a positive feasibility study recommending placing the mineral claims into commercial production;

(iv)	The Company completing an exploration program on the claims in the amount of $80,000 by March 17, 2006 (completed);

(v)	The Company completing an exploration program on the claims in the amount of $120,000 on or before March 17, 2008;

(vi)	The Company will pay a 2% NSR royalty, which can be bought out for $1,000,000 per percentage point; and

(vii)	The 5% interest owned by the optionors can be bought out for $1,000,000.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(h)	Locuist, USA

On November 22, 2005, the Company received approval on an option agreement to acquire a 100% interest in the East Canyon Wash Property located in San Juan County, Utah. On October 5, 2006, the Company amended the original agreement dated November 22, 2005. The interest will be earned on completion of the following:

(i)	A payment of US $35,000 (paid) upon TSX Venture Exchange (“TSX”) acceptance of the agreement;

(ii)	The issuance of a total of 600,000 common shares of the Company upon TSX acceptance of the agreement at a price of $0.30 (issued); and

(iii)	The Company will pay a 2% NSR royalty, which can be bought out for $100,000 per percentage point to a maximum of $200,000.

(i)	Zeus, British Columbia

On December 22, 2005, the Company received approval on a purchase agreement to acquire a 100% interest in the Zeus and Zeus #1 claims located in Lillooet, British Columbia.

Consideration is a cash payment of $15,000 (paid) and the issuance of 350,000 common shares of the Company at a price of $0.28 (issued). The claims are subject to a 2% NSR and can be bought out for $500,000 per 1% NSR.

(j)	Skoonka Creek, British Columbia

On February 20, 2006, the Company received approval from the TSX to acquire an option to earn a 100% interest in 96 claims covering 1,942 hectares known as the Boothanie 1-2-3 claim and the B4, B5 and B6 claims in the Skoonka Creek area of British Columbia.

The terms of agreement are as follows:

(i)	$20,000 cash (paid) upon TSX approval and 100,000 treasury shares at a price of $0.63 (issued);

(ii)	$10,000 cash (paid) and 50,000 shares (issued at $0.69 per share) on the first anniversary date (February 20, 2007);

(iii)	$30,000 cash and 200,000 shares on the second anniversary date (February 20, 2008);

(iv)	$40,000 and 300,000 shares of the optionee three years from the approval date or at the election of the Company $300,000 cash instead of the 300,000 shares of the optionee; and

(v)

an additional 400,000 shares or at the election of the Company $600,000 cash upon the Company receiving a positive feasibility study and payable within six months of start of production. Vendors to retain a 2% NSR royalty. The Company has an option to purchase each 1% of the NSR for $1,000,000 at any time.

On March 21, 2006, the Company acquired seven more claim blocks adjoining the existing claims at Skoonka Creek near Lytton, British Columbia. The claims were acquired for an additional $15,000 in cash (paid) and 100,000 shares (issued), and become part of the option agreement.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(k)	Big Mac, Quebec

On February 22, 2006, the Company received, from the TSX, acceptance for filing documentation in connection with a purchase agreement whereby the Company has acquired a 100% interest in 40 claims known as the Big Mac property located in the Otish basin area in the east-central region of Quebec. Consideration is $7,500 (paid) and 200,000 common shares at a price of $0.425 (issued).

(l)	Spider Rock, USA

During the year ended July 31, 2006, the TSX has accepted for filing an assignment agreement, dated March 31, 2006, between the Company and Emerald Isle Investments, Ltd. (“Emerald Isle”), pursuant to which the Company has agreed to assume Emerald Isle's rights and obligations under an option agreement, dated February 9, 2006, between Emerald Isle as optionee and H&H Stone Company, Inc., Fred Holley and Marty Holley (all of Colorado) as optionors. Pursuant to the underlying agreement, Emerald Isle acquired an option to acquire a 100% interest in the Spider Rock claims. The property comprises four mineral claims located in Dolores County and San Miguel County, Colorado. The property is an exploration-stage mineral resource property. In October 2006, the Company amended the original assignment agreement dated March 31, 2006.

The total consideration that must be paid by the Company pursuant to the agreement and the underlying agreement in order to earn a 100% interest in the property is as follows:

(i)	a cash payment of US $25,000 (paid) to Emerald Isle to reimburse Emerald Isle for payments made to date under the underlying agreement;

(ii)	a cash payment of US $17,500 (paid) to the optionors by October 27, 2006;

(iii)	the issuance of 200,000 to Emerald Isle at a price of $0.49 (issued) and 50,000 to the optionors at a price of $0.49 (issued); and

(iv)	the issuance of 40,000 shares at the price of $0.64 to the optionors by October 27, 2006 (issued).

(m)	Joseph, USA

During the year ended July 31, 2006, the TSX has accepted for filing an option agreement, dated March 27, 2006, to acquire a 100% interest in 106 claims in the Bull Canyon region of Colorado. Consideration is a cash payment of US $65,000 (paid) and the issuance of 300,000 common shares of the Company at a price of $0.55 (issued). A 2% NSR royalty will be payable. An additional payment of US $50,000 (paid) and 100,000 shares at a price of $0.47 (issued) was made at the first anniversary date.

(n)	O8, USA

During the year ended July 31, 2007, the Company received TSX approval on the purchase of a 100% interest in 95 uranium mineral claims situated in New Mexico. In consideration, the Company has paid US $26,000 and issued 200,000 common shares of the Company at the price of $0.76 per share. The claims are subject to a 2% NSR and the Company has the right, at any time, to purchase the NSR by paying $300,000 for each 1% NSR.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(o)	Princeton, British Columbia

During the year ended July 31, 2007, the Company received TSX approval on three purchase agreements to acquire a 100% interest in the Princeton claims located in the Similkameen Mining Division in British Columbia. In consideration, the Company has paid $15,000 and will pay an additional $15,000 on the first anniversary date (paid subsequent to the year-end). The Company has also issued 150,000 common shares and will issue an additional 150,000 common shares on the first anniversary date (issued subsequent to the year-end). The claims are subject to a 2% NSR and the Company has the right to purchase the NSR by paying $900,000 for each 1% NSR.

(p)	Wild Steer, USA

During the year ended July 31, 2007, the Company received TSX approval on an option to buy a 100% interest in 31 uranium claims in Colorado. Consideration for the option by the Company is as follows:

(i)	US $20,000 (paid) and 100,000 common shares (issued);

(ii)	US $20,000 (paid) and at the election of the optionee either US $100,000 or 100,000 common shares within one year of approval (issued);

(iii)	US $40,000 and at the election of the optionee either US $200,000 or the issuance of 200,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(q)	Eula Belle/King, USA

During the year ended July 31, 2007, the Company received TSX approval to acquire an option on 303 uranium and vanadium claims in Montrose County, Colorado. In consideration, the 53-claim block known as the Eula Belle project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX approval (issued);

(ii)	US $20,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval (issued); and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

In addition, the consideration for 250 claims known as the King project is as follows:

(i)	US $20,000 (paid) and 100,000 common shares upon TSX approval (issued);

(ii)	US $20,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares within one year of approval (issued); and

(iii)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $250,000 for each 1% NSR.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

5.	MINERAL INTERESTS (Continued)

(r)	Tomcat, USA

During the year ended July 31, 2007, the Company has entered into an option agreement to acquire a 100% interest in 81 mineral claims known as the Tomcat claims, located in San Miguel County, Colorado. Consideration for the option by the Company is as follows:

(i)	US $15,000 (paid) and 60,000 common shares (issued);

(ii)	US $15,000 (paid) and at the election of the Company either US $100,000 or 100,000 common shares (issued) within one year of approval;

(iii)	US $30,000 and at the election of the Company either US $140,000 or the issuance of 140,000 common shares within two years of approval; and

(iv)	The option is subject to a 2% NSR and the Company has the right to purchase the NSR by paying US $200,000 for each 1% NSR.

(s)	Holly Claims, USA

During the year ended July 31, 2007, the Company acquired a 100% interest in 134 mineral claims located on La Jara Mesa in Cibola County, New Mexico. Consideration for the agreement is as follows:

(i)	Payment of US $26,000 (paid) upon TSX approval;

(ii)	The issuance of 200,000 (issued) shares of the Company upon TSX approval; and

(iii)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(t)	Gunslinger, USA

During the year ended July 31, 2007, the Company acquired 41 uranium/vanadium claims located on Outlaw Mesa in Mesa County, Colorado. Consideration for the agreement is as follows:

(i)	Payment of US $20,000 (paid) upon TSX approval;

(ii)	Payment of US $7,000 in Bureau of Land Management fees (paid);

(iii)	The issuance of 60,000 (issued) shares of the Company upon TSX approval; and

(iv)	The claims are subject to a 2% NSR royalty and the Company has the option to buy back each 1% for $300,000.

(u)	Gunfighter & Lonestar, USA

During the year ended July 31, 2007, the Company acquired 110 uranium claims located in Mesa County, Colorado. Consideration for the agreement is as follows:

(i)	Cash payment of US $55,000 (paid) upon TSX approval;

(ii)	5% gross royalty;

(iii)	Minimum work commitment of US $25,000 for the first three years from the date of lease and US $20,000 advance royalties starting in the fifth year; and

(iv)	The Company’s development partner has agreed to put half of the monies generated through production royalties into exploration of the property for up to ten years.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

6.	EQUIPMENT

		2007
		Accumulated
	Cost	Amortization	Net
Vehicle	$5,200	$780	$4,420
Office furniture and equipment	29,530	25,668	3,862
Computer equipment	14,344	9,184	5,160
	$49,074	$35,632	$13,442
		2006
		Accumulated
	Cost	Amortization	Net
Office furniture and equipment	$29,530	$24,704	$4,826
Computer equipment	10,021	7,898	2,123
	$39,551	$32,602	$6,949

7.	DUE TO RELATED PARTY

The amounts due to a shareholder and director do not bear interest, are unsecured and have no specified terms of repayment.

8.	CAPITAL STOCK

(a)	Authorized

Unlimited number of common shares without par value

(b)	Issued

	Shares	Amount

Balance, July 31, 2005	11,793,349	$7,012,363

Issued for cash
- Private placement	7,251,998	1,545,599
- Options	505,000	55,825
- Warrants	1,647,500	329,626
Shares issued for mineral properties	1,700,000	628,500
Share for debt	312,500	31,250
Agents’ fee	35,000	-
Finders’ fee	-	(88,390)
Fair value of options exercised	-	47,510
Share issuance costs – flow-through shares		(290,000)

Balance, July 31, 2006	23,245,347	9,272,283
Issued for cash
- Private placement	9,716,988	4,876,199
- Options	838,500	125,025
- Warrants	3,707,441	1,298,968
- Agents’ options	8,088	3,640
Shares issued for mineral properties	1,486,000	1,075,720
Finders’ fees	-	(458,992)
Shares to return to treasury	(17,500)	(7,000)
Fair value of options exercised	-	91,036
Share issuance cost - flow-through shares	-	(505,000)

Balance, July 31, 2007	38,984,864	$15,771,879

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

8.	CAPITAL STOCK (Continued)

(c)

In September 2005, the Company issued 3,000,000 units at $0.10 per unit for total proceeds of $300,000. Each unit consists of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.15 for one year.

In September 2005, the Company issued 312,500 shares at a deemed price of $0.10 per share in settlement of $31,250 of debt owed to a director of the Company.

In December 2005, the Company issued 2,751,998 flow-through units at $0.30 per unit for total proceeds of $825,599. Each unit consists of one flow-through common share and one- half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $0.40 for one year and $0.50 in the second year. The Company paid a finder’s fee of 200,000 share purchase warrants with the same terms.

In February 2006, the Company issued 1,500,000 units at $0.28 per unit for total proceeds of $420,000. Each unit consists of one common share and one share purchase warrant with each warrant exercisable to acquire one additional common share at a price of $0.40 in the first year and $0.50 during the second year. The Company paid an agent’s fee of 35,000 units.

In August 2006, the Company issued 4,999,998 units at $0.45 per unit. A total of 2,999,998 units are flow-through and the proceeds received were $1,349,999. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. A total of 2,000,000 units are non-flow-through and the proceeds received were $900,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.55 for a two-year period. The Company paid finders’ fees of $202,500 in cash and issued finders’ options exercisable at $0.45 per option to acquire up to 500,000 units as follows:

(i)	100,000 units, each unit consisting of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period; and

(ii)	400,000 units, each unit consisting of one common share and one share purchase warrant. Each whole warrant is exercisable at $0.55 for a two-year period.

The Company issued 1,700,000 units at $0.48 for proceeds of $816,000 in two tranches as follows:

(i)

In September 2006, Tranche 1, the Company issued 800,000 units for proceeds of $384,000 of which 200,000 units were flow-through and 600,000 were non-flow- through. Each flow-through unit consists of one flow-through common share and one- half of one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $30,720 was paid in cash and 80,000 compensation share purchase warrants were issued. Each whole warrant is exercisable at $0.60 for a two-year period.

(ii)

In October 2006, Tranche 2, the Company issued 900,000 units for proceeds of $432,000 of which 59,800 units were flow-through and 840,200 were non-flow-through. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant is exercisable at a price of $0.60 for a two-year period. A finder’s fee of $17,268 was paid in cash.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

8.	CAPITAL STOCK (Continued)

(c)	(Continued)

In April 2007, the Company issued 3,017,000 units at $0.60 for proceeds of $1,810,200. 2,707,000 are non-flow-through units at a price of $0.60 consisting of one common share and one full warrant with an exercise price of $0.75 for a period of two years and 310,000 are flow-through units at a price of $0.60 consisting of one common share and one half warrant with an exercise price of $0.75 for a period of two years.

(d)	Stock options

The following summarizes the Company’s stock options activity for the years ended July 31, 2007 and 2006:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of year	2,206,000	$0.11	1,676,000	$0.11
Granted	2,685,000	$0.42	1,370,000	$0.13
Exercised	(838,500)	$0.15	(505,000)	$0.10
Cancelled	(420,000)	$0.47	(335,000)	$0.24
Outstanding, end of year	3,632,500	$0.38	2,206,000	$0.11

At July 31, 2007, 2,124,375 (2006 - 1,365,375) share purchase options were fully vested, and the following share purchase options were outstanding:

		Outstanding				Outstanding
Exercise		July 31,			Cancelled	July 31,
Price	ExpiryDate	2006	Issued	Exercised	/Expired	2007

$ 0.10	September 23, 2008	66,000	-	66,000	-	-
$ 0.24	March 2, 2009	60,000	-	-	60,000	-
$ 0.13	February 16, 2010	647,500	-	642,500	-	5,000
$ 0.16	March 15, 2010	50,000	-	25,000	-	25,000
$ 0.12	July 12, 2010	237,500	-	37,500	-	200,000
$ 0.37	November 1, 2010	350,000	-	-	-	350,000
$ 0.40	February 23, 2011	435,000	-	37,500	-	397,500
$ 0.58	March 23, 2011	200,000	-	30,000	100,000	70,000
$ 0.61	April 12, 2011	160,000	-	-	-	160,000
$ 0.38	August 2, 2011	-	300,000	-	-	300,000
$ 0.60	August 8, 2011	-	150,000	-	-	150,000
$ 0.67	August 22, 2011	-	325,000	-	-	325,000
$ 0.62	October 26, 2011	-	130,000	-	130,000	-
$ 0.81	December 20, 2011	-	600,000	-	-	600,000
$ 0.51	February 12, 2012	-	400,000	-	130,000	270,000
$ 0.50	March 1, 2012	-	200,000	-	-	200,000
$ 0.54	June 20, 2012	-	580,000	-	-	580,000
		2,206,000	2,685,000	838,500	420,000	3,632,500

For the year ended July 31, 2007, the Company applied the fair value method in accounting for its stock options granted and, accordingly, stock-based compensation expense of $780,672 (2006 - $230,392) was recognized as an expense.

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

8.	CAPITAL STOCK (Continued)

(d)	Stock options (Continued)

The Company is authorized to issue 3,900,237 stock options. Within a one-year period, the number of shares issued cannot exceed a specified percentage of issued and outstanding shares for the following optionees:

(i)	To any one optionee, 5%;

(ii)	To any insiders group, 20%;

(iii)	To any consultant, an aggregate of 2%; and

(iv)	To any eligible person who undertakes investor relations activities, 2%.

Vesting of the options is 25% upon TSX approval and 12.5% every quarter thereafter.

The fair value method applies the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006

Expected life (years)	5	5
Interest rate	4.14%	3.99%
Volatility	108.66%	106.00%
Dividend yield	0.00%	0.00%

(e)	Warrants

At July 31, 2007, the following warrants were outstanding:

		Number of Shares
Expiry Date	Exercise Price	2007	2006

December 31, 2005/2006	$ 0.25 / $ 0.30	-	243,333
April 8, 2006/2007	$ 0.25 / $ 0.30	-	100,000
September 6, 2006	$ 0.15	-	1,007,500
December 30, 2006/2007	$ 0.40 / $ 0.50	162,501	1,375,999
December 30, 2006/2007	$ 0.40 / $ 0.50	-	200,000
February 15, 2007/2008	$ 0.40 / $ 0.50	986,000	1,535,000
August 29, 2008	$ 0.55	499,998	-
August 29, 2008	$ 0.55	50,000	-
September 12, 2008	$ 0.60	700,000	-
September 13, 2008	$ 0.55	2,658,390	-
September 13, 2008	$ 0.60	300,000	-
October 3, 2008	$ 0.60	870,100	-
April 25, 2009	$ 0.75	2,862,000	-
April 25, 2009	$ 0.75	163,000	-

		9,251,989	4,461,832

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

8.	CAPITAL STOCK (Continued)

(e)	Warrants (Continued)

The following summarizes the Company’s warrants activity for the years ended July 31, 2007 and 2006:

	2007		2006
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding, beginning of year	4,461,832	$ 0.15 - $ 0.40	1,973,333	$ 0.20 - $ 0.30
Granted	8,647,598	$ 0.55 - $ 0.75	4,485,999	$ 0.15 - $ 0.50
Exercised	(3,707,441)	$ 0.25 - $ 0.60	(1,647,500)	$ 0.15 - $ 0.30
Expired	(150,000)	$ 0.15	(350,000)	$ 0.30

Outstanding, end of year	9,251,989		4,461,832

(f)	Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock. Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

A total of $1,660,704 of the fiscal 2007 private placements was by way of flow-through common share issuances.

A total of $825,599 (2005 - $130,500) of the fiscal 2006 private placements were by way of flow-through common share issuances.

The Company renounced $1,125,477 of qualifying Canadian Exploration Expenditures as described in the Income Tax Act (Canada). To July 31, 2006, the Company had incurred approximately $400,052 of qualifying expenditures and incurred an additional $725,425 of qualifying expenditures to July 31, 2007.

(g)	Contributed surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

	2007	2006

Balance, beginning of year	$297,506	$114,624
Fair value of stock-based compensation	780,672	230,392
Fair value of stock options exercised	(91,036)	(47,510)

Balance, end of year	$987,142	$297,506

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

9.	RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:

(a)

Consulting fees includes $3,900 (2006 - $7,980) charged by an officer of the Company $43,837 (2006 - $16,300) charged by directors for geological consulting and $16,735 (2006 - $0) charged by an officer.

(b)	Management fees includes $123,000 (2006 - $91,500) charged by an officer and director.

(c)	During the year, officers and directors exercised 557,500 options for proceeds of $72,100 and 30,000 warrants for proceeds of $4,500.

(d)	During the year, a director participated in a private placement and was issued 10,000 units for proceeds of $4,800.

(e)	During the year, an officer was paid $98,000 for an outstanding payable due to related parties.

10.	INCOME TAX LOSSES

The Company has available approximate non-capital losses of $2,223,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2008	$130,000
2009	150,000
2010	200,000
2011	170,000
2012	230,000
And in subsequent years	1,343,000

$2,223,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2007	2006

Income tax benefit computed at Canadian statutory rates	$519,837	$245,331
Temporary differences not recognized in year	35,754	(8,722)
Permanent differences in stock-based compensation	(266,365)	(78,610)
Unrecognized tax gains	215,774	132,001

	$505,000	$290,000

ANGLO-CANADIAN URANIUM CORP.
Notes to Consolidated Financial Statements
Years Ended July 31, 2007 and 2006

10.	INCOME TAX LOSSES (Continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future tax asset
Timing differences in assets	$(627,125)	$237,546
Net operating losses carried forward	758,544	551,234

Total future tax asset	131,419	788,780
Valuation allowance for future tax asset	(131,419)	(788,780)

Net future tax asset	$-	$-

11.	COMMITMENT

The Company is committed to a one and one-half year office lease expiring December 31, 2008. The minimum annual rent, excluding operating costs, is $35,926.

12.	SUBSEQUENT EVENT

Subsequent to the year-end, the Company revalued its previously granted stock options from prices ranging from $0.67 to $0.81 per share to a reduced price of $0.24 per share.